SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.)*

EClips Media Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27885J 101
(CUSIP Number)

July 14, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27885J 101	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Michael Brauser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		21,031,402 (1)(2)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		21,031,402 (1)(2)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,031,402 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.9% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN - Individual

(1)
Includes (i) 15,542,152 shares of common stock and (ii) 5,489,250 shares of common stock underlying convertible debentures and warrants.  Does not include an additional 25,510,750 shares of common stock underlying convertible debentures and warrants.

(2)
All of the Reporting Person’s debentures and warrants contain a blocker provision under which the Reporting Person can only convert his debentures or exercise his warrants to a point where he would own a maximum of 9.99% of the total shares outstanding.

CUSIP No. 27885J 101	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer: EClips Media Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 110 Greene Street, Suite 410, New York, NY 10012

Item 2.

(a)	Name of Person Filing: Michael Brauser
(b)	Address of Principal Business Office or, if none, Residence: 595 South Federal Highway, Suite 600, Boca Raton, FL 33432
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock
(e)	CUSIP Number: 27885J 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

See Item 5 through 9 and 11 of cover page. The amount beneficially owned includes, where appropriate, securities not outstanding, which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of July 23, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 27885J 101	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2010

	By:	/s/ Michael Brauser
Michael Brauser